

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Brad K. Heppner
Chief Executive Officer
The Beneficient Company Group, L.P.
325 N. Saint Paul Street, Suite 4850
Dallas, TX 75201

> **Re: The Beneficient Company Group, L.P.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed May 8, 2023**
> **File No. 333-268741**

Dear Brad K. Heppner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

Amended Form S-4 Filed May 8, 2023

General

1. We note your response to comment 2 and reissue in part. Please revise both of the references to the Kansas Office of the State Bank Commissioner in the Competitive Advantages discussion in the Letter from Ben's Founder and CEO to clarify that it is only your subsidiary BFF that is regulated by that body, and not the entire Beneficient company. In addition, revise every other reference to the OSBC in the prospectus to explicitly state that while the OSBC regulates your subsidiary BFF, it does not regulate all of Beneficient.

Brad K. Heppner
The Beneficient Company Group, L.P.
May 10, 2023
Page 2

You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew L. Fry